Exhibit 99.1

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

MATERIAL FACT

APPROVAL OF THE CORPORATE REORGANIZATION

Banco Inter S.A. ("Inter" or the "Company"), in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404/76, as amended (the “Brazilian Corporations Law") and CVM Resolution No. 44, of August 23, 2021, in continuity with the information disclosed in the Material Fact of April 15, 2022 and the notices to the market disclosed in April 20 e 29, May 4 e 6, 2022, announces to its shareholders and the market in general , that the corporate approvals to carry out the corporate reorganization of the Company (the "Corporate Reorganization") were obtained in the Extraordinary General Shareholders’ Meeting of the Company held on the date hereof (“Reorganization EGM”).

Holders of shares representing 64% of the Company’s outstanding shares participated of the Reorganization EGM. The Corporate Reorganization was approved by 85% of the shares entitled to vote present at the Reorganization EGM and 55% of the total shares issued by Inter entitled to vote on the Corporate Reorganization.

Also on the date hereof, the Corporate Reorganization was approved by the Extraordinary General Shareholders’ Meeting of Inter Holding Financeira S.A. (“HoldFin”).

The completion of the Corporate Reorganization is further subject to the fulfillment (or waiver, as the case may be) of the conditions listed below (the “Implementation Conditions"):

(i)	(a) No order suspending the the statement of effectiveness by the SEC; and (b) no commencement or threat of proceedings in this regard by the SEC;

(ii)	Fulfilment of all conditions precedent to the disbursement to HoldFin of a financing to be entered into with financial institutions of up to one billion one hundred and fifty million Brazilian Reais (R$1,150,000,000.00) to make the cash payment of the Redemption of the Redeemable PNs;

(iii)	Approval of the corporate documents of the Reorganization EGM by the Central Bank of Brazil.

In the Corporate Reorganization, for each six (6) common and/or preferred shares issued by Inter, one (1) redeemable preferred share issued by HoldFin shall be delivered, i.e., 0.16666666667 redeemable preferred share shall be delivered for each one (1) common or preferred share issued by Inter and, for each two (2) units of Inter, one (1) redeemable preferred share issued by HoldFin shall be delivered, subject to the adjustments provided for in the Protocol and Justification (the "Replacement Ratio").

Additional Information

The Company shall disclose, on the date hereof, notice to shareholders containing information regarding the exercise of the Right to Withdraw and of the Cash-Out Option (as defined in the Protocol and Justification) within the scope of the Corporate Reorganization, as well as the estimated schedule for completion of Corporate Reorganization.

Access to Information and Documents

Inter shall keep its shareholders and the market in general informed about the Corporate Reorganization, pursuant to applicable regulations.

Additional information may be obtained from Inter's Investor Relations Department, via e-mail ri@bancointer.com.br, at Avenida Barbacena, No. 1,219, Belo Horizonte, MG, or on Inter's website (http://ri.bancointer.com.br).

Belo Horizonte, May 12, 2022.

HELENA LOPES CALDEIRA

Chief Financial and Investor Relations Officer